UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CodeCombat Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       April 18, 2013

Physical address of issuer
2261 Market Street #4388, San Francisco , CA 94114

Website of issuer
https://codecombat.com/

Current number of employees
24

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$750,332.00	$1,431,786.00
Cash & Cash Equivalents	$461,319.00	$622,655.00
Accounts Receivable	$214,120.00	$424,360.00
Short-term Debt	$602,454.00	$126,006.00
Long-term Debt	$2,918,840.00	$945,500.00
Revenues/Sales	$4,660,944.00	$4,078,086.00
Cost of Goods Sold	$1,245,972.00	$297,455.00
Taxes Paid	$0.00	$0.00
Net Income	-$2,368,143.00	-$794,430.00


April 27, 2024

FORM C-AR

CodeCombat Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by CodeCombat Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://codecombat.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

CodeCombat Inc. (the "Company") is a Delaware Corporation, formed on April 18, 2013.

The Company is located at 2261 Market Street #4388, San Francisco , CA 94114.

The Company's website is https://codecombat.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

A coding game that uses real code and personalized learning to let any teacher teach computer science, offline or online. Our custom code engine lets learners type real Python and JavaScript with simple error messages and a smooth learning curve. The game-based learning format is so much fun that kids want to play it, with 200K monthly active learners. Our comprehensive curriculum lets schools quickly deploy world-class computer science courses. CodeCombat is adding more CS & AI curriculum products to its offerings, especially in K-5, to fill out full K-12 pathways for its school and home customers.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive.
It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The video game market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be

significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has not prepared any audited financial statements.

Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company.

The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to rapid technological change and dependence on new product development.

Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials.

The Company has incurred losses from inception of approximately $16,892,014 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow. The

accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its prior offerings.
The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

A coding game that uses real code and personalized learning to let any teacher teach computer science, offline or online. Our custom code engine lets learners type real Python and JavaScript with simple error messages and a smooth learning curve. The game-based learning format is so much fun that kids want to play it, with 200K monthly active learners. Our comprehensive curriculum lets schools quickly deploy world-class computer science courses. CodeCombat is adding more CS & AI curriculum products to its offerings, especially in K-5, to fill out full K-12 pathways for its school and home customers.

Business Plan

CodeCombat continues to grow revenues and improve its products while reducing expenses, in 2023 having streamlined operations to ensure future cashflow stability while continuing to invest in R&D for new products. Growth continues along all business areas and product lines, including self-paced B2C subscriptions at home; high-value B2C live online classes; in-school B2B curriculum sales of CodeCombat, Ozaria, professional development, and esports; B2B2C partnerships with other education businesses; the Asia business unit, and the partnership with Roblox. Continued growth and sustainability are projected for 2024, and the company is launching new AI-powered products and features to drive further expansion.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
CodeCombat for Education	We sell core and supplementary computer science curriculum in the form of game-based learning to schools and districts, serving students in grades 4-12. Students write Python and JavaScript to control their hero, progressing through the rich game worlds and and through a rigorous, real-world coding curriculum. Offerings include CodeCombat Classroom, Ozaria Classroom, Ozaria Professional Development, and CodeCombat for Libraries.	Schools, districts, and libraries.
CodeCombat Home	Our original product, learners outside the school context play on their own to learn coding self-paced with no teacher.	Learners and parents at home.
CodeCombat Platform for Partners	Our products are all available B2B2C to power the education business of our partners through our API.	After-school coding clubs, learning centers, summer camps, philanthropic initiatives, and distribution partners in our countries.
CodeCombat Live Online Classes	In 2020, we launched our own live 1:1 coding classes, where our contract teachers walk students through our game and deliver accompany curriculum-backed lessons on a weekly basis.	Learners and parents at home.
CodeCombat China	Our China unit runs similar product lines as our global business, including additionally its own version of online classes with a higher-touch process, recorded video classes, and national tournaments.	China and Asia education businesses and parents.
CodeCombat AI League	Multiplayer coding esports	Players, schools, and

	for education.	businesses across the world.
CodeCombat Worlds on Roblox	At-home and in-school learners play CodeCombat Worlds to learn coding and create their own games.	Learners at home and students in classrooms.

We are developing new K-5-focused products in CodeCombat Junior and CodeCombat AI Junior.

The Company sells its products and in most of its major markets directly to consumers via its website and to schools, districts, and business partners through its direct sales force. In Asia, it uses a network of distribution partners to go to market in specific countries and regions.

Competition

The Company's primary competitors are other computer science education providers, like Code.org, and video game studios.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The video game market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are schools and school districts, education businesses, and parents, primarily in the US but also across the world.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
6,511,933		CodeCombat	May 28, 2019	October 5, 2021	United States
6,511,934		Ozaria	May 28, 2019	October 5, 2021	United States

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities, as well as to the laws and regulations of international countries and bodies, such as China. These laws and regulations are subject to change. The Company's thorough adherence with many governments purchasing an education-specific regulations is at times a competitive advantage and at other times a friction on business operations.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 2261 Market Street #4388, San Francisco, CA 94114

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
CodeCombat (Beijing) Technology Co., LTD	Limited Partnership	Beijing, China	January 14, 2019	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicholas Winter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO February 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO (February 2013 - Present) – Oversees business strategy, financial planning, product vision, team culture, and overall operation; manages go-to-market teams (sales, marketing, China) and operations

Education

Name

Matthew Lott

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Director (2014-Present) CTO (2014 - 2020)

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Board Director (2014 - Present) – Advises on business strategy and tactics CTO (2014 - 2020) – Oversees immediate-term product roadmap; directly manages engineering, product, and support teams

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nicholas Winter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO February 2013-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO (February 2013 - Present) – Oversees business strategy, financial planning, product vision, team culture, and overall operation; manages go-to-market teams (sales, marketing, China) and operations

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 24 employees in California, Washington, China, Oklahoma, Texas, New York, Michigan, Iowa, Colorado, Pennsylvania, Hungary, Illinois, and South Dakota.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	8,628,293
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Preferred Stock
Amount outstanding	8,173,179
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	
Name of creditor	
Amount outstanding	$489,650.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	CodeCombat has taken on small amounts of short-term debt to balance seasonal cash flow variations

The total amount of outstanding debt of the company is $489,650.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	809,722	$1,384,624.62	Live online classes expansion, general and administrative expenses.	September 1, 2020	Regulation CF
SAFE (Simple Agreement for Future Equity)		$300,000.00	Research and development, general and administrative expenses.	October 1, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$345,500.00	Research and development, general and administrative expenses.	April 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$300,000.00	Research and development, general and administrative expenses.	December 1, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$1,973,340.00	Research and development, general and administrative expenses.	March 1, 2023	Section 4(a)(2)

Ownership

The Company is broadly held amongst 934 shareholders, with most shares and options held by the management team and traditional investors, and a long tail held by employee option-holders and crowdfunding investors.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned

(1) owns $20,000 SAFE, which are convertible into Preferred Shares within 60 days

(2)   owns 1455039 options, which are convertible into 1455039 Common Shares within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$2,545,505.00	-$1,016,903.00	$0.00

Operations

The Company was roughly cashflow neutral for 2022, invested in R&D throughout 2023 and then reduced expenses at the end of the year, and intends to continue to grow sustainably in 2024. The Company anticipates no further need for capital to sustainably execute its plan into 2024 and beyond.

CodeCombat has streamlined expenses to achieve profitability and, over the summer, is launching many of the products that have been in R&D over the past two years to improve profitability.

Liquidity and Capital Resources

On September 1, 2020 the Company conducted an offering pursuant to Regulation CF and raised $1,384,624.62.

On October 1, 2020 the Company conducted an offering pursuant to Section 4(a)(2) and raised $300,000.00.

On April 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $345,500.00.

On December 1, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $300,000.00.

On March 1, 2023 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,973,340.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nicholas Winter
(Signature)

Nicholas Winter
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicholas Winter
(Signature)

Nicholas Winter
(Name)

CEO
(Title)

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



CODECOMBAT INC.
A DELAWARE CORPORATION

Financial Statements (Unaudited)

December 31, 2023 and 2022

CODECOMBAT INC.

Years Ended December 31, 2023 and 2022

Table of Contents

Financial Statements

CODECOMBAT INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2023 and 2022
(unaudited)

	2023	2022
Assets		
Current assets		
Cash and cash equivalents	$ 461,319	$ 622,655
Restricted cash	-	-
Accounts receivable, net	214,120	424,360
Prepaid expenses	72,737	56,251
Other current assets	1,862	1,826
Total current assets	750,038	1,105,092
Property and equipment, net	294	5,734
Other Assets	-	320,960
Total assets	$ 750,332	$ 1,431,786
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 52,969	$ 28,084
Accrued expenses	59,835	97,922
Deferred revenue	1,953,698	3,076,123
Other liability	489,650	-
Total current liabilities	2,556,152	3,202,129
SAFE Notes	2,918,840	945,500
Total liabilities	5,474,992	4,147,629
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 12,253,293 and 12,200,000 shares issued and outstanding at December 31, 2023 and 2022	1,225	1,220
Preferred Stock, 8,173,457 and 8,173,457 shares issued and outstanding at December 31, 2023 and 2022	818	818
Treasury Stock, 3,625,000 and 3,625,000 shares at cost at December 31, 2023 and 2022	(363)	(363)
Additional paid-in capital	12,147,887	11,788,567
Accumulated deficit	(16,892,014)	(14,524,721)
Accumulated other comprehensive income	17,787	18,636
Total stockholders' equity	(4,724,660)	(2,715,843)
Total liabilities and stockholders' equity	$ 750,332	$ 1,431,786

2

CODECOMBAT INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the Years Ended December 31, 2023 and 2022
(unaudited)

	2023	2022
Revenue		
Sales, net	$ 4,660,944	$ 4,078,086
Total revenue	4,660,944	4,078,086
Cost of goods sold	1,245,972	297,455
Gross profit	3,414,972	3,780,631
Operating expenses		
Payroll and related expenses	4,048,832	3,188,849
Legal and professional	59,623	152,065
R&D consulting	618,817	342,755
Rent	2,240	8,093
General and administrative	651,168	535,817
Travel	225,884	131,831
Advertising	74,722	127,793
Depreciation	5,440	10,670
Total operating expenses	5,686,726	4,497,873
Income (loss) from operations	(2,271,754)	(717,242)
Other income (expense)		
Other income	-	-
Interest income	9,049	-
Other expenses	(104,589)	(77,188)
Total other income (expense)	(95,540)	(77,188)
Net income (loss) before income taxes	(2,367,294)	(794,430)
Provision for income taxes	-	-
Net income (loss)	(2,367,294)	(794,430)
Other comprehensive income		
Foreign currency translation differences	(849)	14,022
Total comprehensive income (loss)	$ (2,368,143)	$ (780,408)

CODECOMBAT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUIT
Y For the Years Ended December 31, 2023 and 2022
(unaudited)

	Preferred Stock		Common Stock		Treasury	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders'
	Shares	Amount	Shares	Amount					
Balance on December 31, 2021	8,173,457	$ 818	12,200,000	$ 1,220	$ (363)	$ 11,426,304	$ (13,730,291)	$ 4,614	$ (2,297,698)
Stock compensation						362,263			362,263
Foreign translation adjustment								14,022	14,022
Net income (loss)							(794,430)		(794,430)
Balance on December 31, 2022	8,173,457	$ 818	12,200,000	$ 1,220	$ (363)	$ 11,788,567	$ (14,524,721)	$ 18,636	$ (2,715,843)
Issuance of Common Stock			53,293	5		20,784			20,784
Stock compensation						338,542			338,542
Foreign translation adjustment								(849)	(849)
Net income (loss)							(2,367,294)		(2,367,294)
Balance on December 31, 2023	8,173,457	$ 818	12,253,293	$ 1,225	$ (363)	$ 12,127,108	$ (16,892,014)	$ 17,787	$ (4,724,660)

CODECOMBAT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(unaudited)

	2023	2022
Cash flows from operating activities		
Net income (loss)	$ (2,367,294)	$ (794,429)
Adjustments to reconcile net income (loss) to net cash		
provided (used) by operating activities:		
Depreciation and amortization	5,440	10,760
Stock based compensation	338,542	362,263
Bad debt expense	78,154	70,000
Changes in operating assets and liabilities:		
Accounts receivables	132,086	(346,424)
Prepaid expenses and other assets	304,438	(337,787)
Accounts payable and other liabilities	476,448	(550,149)
Deferred revenue	(1,122,425)	1,620,103
Advances from customers	-	(187,625)
Net cash used by operating activities	(2,154,611)	(153,288)
Cash flows from investing activities		
Purchase of PP&E	-	-
Net cash used by investing activities	-	-
Cash flows from financing activities		
Proceeds from issuance of common stock	20,784	-
Costs of obtaining financing	-	-
Proceeds from Issuance of SAFE Notes	1,973,340	-
Net cash provided by financing activities	1,994,124	-
Effect of exchange rates on cash	(849)	14,169
Net increase (decrease) in cash and cash equivalents	(161,336)	(139,119)
Cash and cash equivalents, beginning	622,655	761,774
Cash and cash equivalents, ending	$ 461,319	$ 622,655
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	26,250	72,376
Income taxes	-	-
	$ 26,250	$ 72,376

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. CodeCombat Inc. is an educational platform for learning software programming concepts and languages

The Consolidated financial statements include the accounts of CodeCombat Inc. and its wholly owned subsidiary, CodeCombat (Beijing) Technology Co., LTD.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Chinese Yuan, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation loss of $849 and gain of $14,022 for the years ended December 31, 2023 and 2022, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company adopted the new accounting standard on revenue recognition, ASU No. 2014-09 (Topic 606) "Revenue from Contracts with Customers," which became effective on December 31, 2018. The Company's revenue recognition policy standards include the following elements under ASU No. 2014-09 (Topic 606):

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from service contracts, subscriptions and license royalties. Revenue is recognized when the services have been performed. The amounts received prior to recognition are recorded as a deferred revenue.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The following tables summarize items measured at fair value during the years ended December 31, 2023 and 2022:

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 338,542	$ 338,542
	$ -	$ -	$ 338,542	$ 338,542

	December 31, 2022			
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 362,263	$ 362,263
	$ -	$ -	$ 362,263	$ 362,263

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2023 and 2022, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. The Company has not experienced any losses to date resulting from this practice. At December 31, 2023 and 2022, the Company's cash balances were in excess of federally insured limits by $0 and $137,045.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2023 and 2022, the Company determined an allowance for uncollectible accounts in the amount of $168,000 and $116,000.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment

was considered necessary at December 31, 2023 or 2022.

Depreciation expense for the years ended December 31, 2023 and 2022, was $5,440 and $10,670, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly and annual subscriptions to the services provided by the Company. Revenue from these subscriptions is recognized over the term of the purchased subscription.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2023 and 2022, the Company recognized $74,722 and $127,893 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, consulting and administrative costs are expensed as incurred. During the years ended December 31, 2023 and 2022, the Company recognized $649,890 and $685,853 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2023, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2023	2022
Deferred tax asset:	-	-
Net operating loss carryforward	$ 11,915,808	$ 9,905,818
Total deferred tax asset	11,915,808	9,905,818
Valuation allowance	(11,915,808)	(9,905,818)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $16,892,014 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern.   The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital fro
m the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow.   The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2023	2022
Furniture and fixtures	$ -	$ -
Computers and equipment	79,202	79,202
	79,202	79,202
Accumulated depreciation	(78,908)	(74,350)
Property and equipment, net	$ 294	$ 4,852

Depreciation expense for the years ended December 31, 2023 and 2022, was $5,440 and $10,670, respectively.

NOTE 4 – SAFE AGREEMENTS

During the year ended December 31, 2023 and 2022, the Company entered into SAFE agreements (Simple Agreement for Future Equity) in exchange for cash investments totaling $1,973,340 and $945,500, respectively. The SAFE agreements have no interest rates or maturity dates.

SAFE agreements are convertible into (1) a number of shares of standard preferred stock sold in equity financing equal to the purchase amount divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap ($34,300,000); or (2) a number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price, if the pre-money valuation is greater than the valuation cap.

NOTE 5 – COMMON STOCK

As of December 31, 2023 and 2022, the Company has 24,194,596, and 24,194,596, respectively, $0.0001 par value, shares of common stock authorized. At December 31, 2023 and 2022, the Company had 12,253,293 and 12,200,000 shares issued and outstanding, respectively.

Prior to 2021, 3,625,000 shares were bought back by the Company at $0.0001. At December 31, 2023 and 2022, the Company had 3,625,000 and 3,625,000 shares held in treasury, respectively.

NOTE 6 – PREFERRED STOCK

On December 31, 2023 and 2022, the Company has 8,282,102 and 8,282,102,respectively, $0.0001 par value shares of preferred stock authorized. There were no issuances of preferred shares in the year ended December 31, 2023 and 2022. On December 31, 2023 and 2022, the Company had 8,173,457 and 8,173,457 preferred shares issued and outstanding, respectively.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock by dividing the applicable original issue price the by the applicable conversion price in effect at the time of conversion. The conversion price shall initially be equal to (i) $1.71 per share for the Series A-1 Preferred Stock, (ii) $1.1458 per share for the Series A-2 Preferred Stock, (iii) $1.0340 per share for the Series Seed - 1 Preferred Stock and (iv) $0.4958 per share for the Series Seed-2 Preferred Stock. Upon any such conversion, no adjustment to the applicable conversion price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

NOTE 7 - WARRANTS

As at December 31, 2023 and 2022, related to stock purchase, there were 99,928 and 99,928 warrants were outstanding, respectively.

NOTE 8 – OPERATING LEASE

The Company leases certain office space to be used in operations. The lease agreements expired on June 2021. Tenant has no claim against landlord for any security or other deposits. The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2024	$	-
2025		-
2026		-
2027		-
2028		-
Thereafter	$	-

For the years ended December 31, 2023 and 2022, the Company recognized rent expense of $2,240 and $8,093, respectively.

NOTE 9 – STOCK OPTIONS

During 2014, the Company executed the 2014 Equity Incentive Plan, which reserved 5,197,932 common shares to be issued in the form of shares, restricted shares, or stock options. During the years ended December 31, 2023 and 2022, the Company issued 914,628 and 2,270,995 stock options, respectively. Stock options shall time-vest as follows: one fourth of such time-vesting shares shall vest one year after the vesting commencement date; the balance of such time-vesting shares shall vest in a series of thirty-six equal monthly installments measured from the first anniversary of the vesting commencement date. During the year ending December 31, 2023 and 2022, 133,209 and 749,565 shares were reserved for other options to be issued under the Equity Incentive Plan.

At December 31, 2023, $682,079 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining vesting period of 2 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2021	2,202,719	$ 0.36	6.7
Granted	2,270,995	0.39	10.0
Expired/Forfeited	(90,114)	0.38	-
Exercised	-	-	-
Outstanding December 31, 2022	4,383,600	$ 0.36	7.5
Granted	914,628	0.40	10.0
Expired/Forfeited	(228,262)	0.38	-
Exercised	(53,293)	0.39	-
Outstanding December 31, 2023	5,016,673	$ 0.37	7.1